                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 4)

                          HOME SHOPPING NETWORK, INC.
______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
______________________________________________________________________________
                         (Title of Class of Securities)

                                   437351109
______________________________________________________________________________
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                   Senior Vice President and General Counsel
                           Tele-Communications, Inc.
                                5619 DTC Parkway
                              Englewood, CO  80111
                                 (303) 267-5500
______________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 25, 1996
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 4 to

                                  SCHEDULE 13D

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          HOME SHOPPING NETWORK, INC.


          This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Home Shopping Network, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"), on August 12, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 4 to the TCI Schedule 13D.

          The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Item 4 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          As previously reported, in light of the limitations relating to increases in TCI's percentage equity ownership of Silver King contained in the FCC June Order, Diller and TCI had begun discussions with respect to a restructuring of the proposed transactions contemplated by the Merger Agreement and the Exchange Agreement or a possible alternative transaction relating to the Company. In this regard, Diller and TCI considered a transaction which would result in a merger of a subsidiary of Silver King into the Company (the "HSN Merger") pursuant to which a portion of TCI's

                               Page 2 of 8 pages
consideration in the HSN Merger would consist of a contingent right to acquire Silver King shares and a portion of its interest in the Company would become an interest in the surviving corporation in the HSN Merger. Such contingent right and such interest in the surviving corporation would each be exchangeable into Silver King shares, in each case, when and as permitted under applicable FCC regulations, including the FCC June Order. On August 25, 1996, the Boards of Directors of Silver King and the Company (based, in the case of the Company, upon the recommendation of a special committee of independent members of the Board of Directors of the Company) approved a merger transaction and related transactions pursuant to which a wholly owned subsidiary of Silver King ("Sub") would be merged with and into the Company, with the result that the Company would be the surviving corporation and become an 80.1% owned subsidiary of Silver King following the HSN Merger (with TCI owning the remaining 19.9% interest in the surviving corporation). In connection with the HSN Merger, substantially all of TCI's shares of Class B Stock of the Company would be converted into Silver King Class B Common Stock, which would then be contributed to an entity ("BDTV II") in which Diller owns all of the voting equity interests and TCI owns a non-voting equity interest (which non-voting interest constitutes substantially all the equity of BDTV II).

          If the HSN Merger is consummated, the Company would become a consolidated subsidiary of Silver King. The HSN Merger would cause the Common Stock to be eligible for termination of registration under the Exchange Act and to be delisted from the New York Stock Exchange. TCI would no longer have a controlling interest in the Company. Because substantially all of the shares of Silver King Class B Common Stock receivable by TCI in the HSN Merger will be contributed to BDTV II, an entity which (other than with respect to certain fundamental corporate actions) is controlled by Diller, TCI will not initially have a controlling interest in Silver King.

          In connection with the execution of the HSN Merger Agreement (as defined below), Silver King, Liberty and certain of Liberty's subsidiaries entered into a voting agreement, dated August 25, 1996 (the "Voting Agreement"), pursuant to which such Liberty entities agreed to vote the TCI HSN Shares in favor of the HSN Merger and to vote the TCI HSN Shares against any action or agreement that would impede, delay or discourage the HSN Merger. In addition, pursuant to such Voting Agreement, such Liberty entities agreed not to sell, transfer or otherwise dispose of the TCI HSN Shares except pursuant to the HSN Merger or following a termination of the HSN Merger Agreement.

          TCI has not made any determination as to its plans or proposals with respect to the securities of the Company in the event that the HSN Merger is not consummated. In reaching any decision as to its course of action (as well as to the specific elements thereof), TCI expects that it would take into consideration a variety of factors, including but not limited to, the Company's business and prospects, other developments concerning the Company and the cable television and entertainment programming industries generally, other business opportunities available to TCI and other developments with respect to the business of TCI, general economic conditions and money and stock market conditions, including the market price of the Common Stock. TCI specifically reserves the right to change its intention with respect to any of the foregoing matters in the event the HSN Merger is not consummated, and to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

                               Page 3 of 8 pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

          If the HSN Merger is consummated, 19,260,859 shares of Class B Stock would be converted into 7,756,564 shares of Silver King Class B Common Stock and the contingent right to acquire 2,644,299 shares of Silver King Class B Common Stock. 739,141 shares of Class B would be exchanged for an equal number of shares of the surviving corporation and 17,566,702 shares of Common Stock would be exchanged for a like number of shares of common stock of the surviving corporation. Such shares of the surviving corporation would be exchangeable for shares of Silver King stock at the same ratio specified in the HSN Merger Agreement. As a result, in the HSN Merger TCI would dispose of its entire equity interest in the Company.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
          --------------------------------------------------------------------
          TO THE SECURITIES OF THE ISSUER
          -------------------------------

          Item 6 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          The information set forth in Item 4 above is hereby incorporated by reference herein.

          Pursuant to the terms of the Agreement and Plan of Exchange and Merger (the "HSN Merger Agreement"), dated as of August 25, 1996, by and among the Company, Silver King, Sub and Liberty HSN, Inc. (the subsidiary of TCI which holds the TCI HSN Shares), holders of Common Stock would receive 0.45 of a share of Silver King Common Stock for each share of Common Stock. The Class B Stock, which is solely held by TCI, would be converted into 0.54 of a share of Silver King Class B Common Stock in the HSN Merger. In order to comply with the FCC June Order (which limited TCI's percentage equity interest in Silver King to 21.37% unless prior FCC approval was obtained), TCI agreed in the HSN Merger Agreement (i) to exchange 17,566,702 shares of Common Stock and 739,141 shares of Class B Stock with Sub prior to the HSN Merger, which shares would become shares of common stock and Class B common stock of the surviving corporation in the HSN Merger and, upon TCI being entitled to own such shares in accordance with applicable FCC regulations, would be exchanged (pursuant to an exchange agreement to be entered into by Silver King and Liberty HSN, Inc. prior to the HSN Merger) into Silver King Common Stock and Silver King Class B Common Stock at the same rate such Company shares would have been converted into Silver King shares in the HSN Merger, and (ii) approximately 2.6 million of the approximately 10.4 million shares of Silver King Class B Common Stock to which TCI would be entitled to receive in the HSN Merger would become "Contingent Shares" to be issued to TCI at such time as TCI would be entitled, under applicable FCC regulations, to own such shares. In the event that any Contingent Shares remained to be issued after the third anniversary of the HSN Merger, such shares would also be issuable to TCI at such time as it received FCC approval (including an FCC approval allowing TCI to own such shares for a limited period of time in order to effect the disposition of such shares) on or before the fifth anniversary of the HSN Merger. If such Contingent Shares are issued to TCI after the third anniversary of the HSN Merger and sold by it, Silver King will be obligated to issue to TCI an additional number of shares to compensate it for certain taxes payable as a result of such sale.

          The consummation of the HSN Merger is subject to a number of conditions, including, but not limited to, approval by the stockholders of the Company (which will include, in addition to the stockholder approval required under Delaware law, approval by the holders of a majority of the Common Stock voting at the meeting at which the HSN Merger is to be considered, excluding Liberty)


                               Page 4 of 8 pages
and approval by the stockholders of Silver King of the issuance of the shares of Silver King Common Stock and Silver King Class B Common Stock in the HSN Merger (including the future issuances to TCI of the Contingent Shares and the shares issuable to TCI upon the exchange of its shares of the surviving corporation), and the receipt of certain regulatory consents and approvals, including approval by the FCC. If the HSN Merger is not consummated by September 1, 1997, each of the Company, Silver King and TCI have the right to terminate the transaction. There can be no assurance that these conditions will be met.

          In connection with the execution of the HSN Merger Agreement, Liberty and Diller also entered into a letter agreement, dated as of August 25, 1996 (the "Amendment Agreement"), which amended the SK Stockholders Agreement and by its terms superseded the amendment to the SK Stockholders Agreement entered into by Diller and Liberty on November 27, 1995. The Amendment Agreement does not effect a material change in the relationship between Diller and Liberty with respect to the equity securities of Silver King as described in Amendment No. 2 to the TCI Schedule 13D, except that Diller no longer has an obligation to use reasonable best efforts to cause a designee of TCI to serve on the Board of Directors of the Company. As described in Amendment No. 2, Diller has the right to exercise voting authority over all equity securities of Silver King owned by TCI, subject to certain restrictions. The securities of Silver King acquired by TCI in the HSN Merger, including shares acquired in connection with the contingent interest and upon exchange of securities of the surviving corporation in the HSN Merger, will be subject to the SK Stockholders Agreement.

          The parties to the Merger Agreement, dated November 27, 1995, and the Exchange Agreement, dated November 27, 1995, entered into a Termination Agreement, dated as of August 25, 1996 which terminated the Merger Agreement and the Exchange Agreement upon execution and delivery of the HSN Merger Agreement.

          The foregoing summary descriptions of the HSN Merger Agreement, the Amendment Agreement, the Voting Agreement and the Termination Agreement are qualified in their entirety by reference to the complete texts of such agreements, filed as Exhibits hereto and incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------


     1. Press Release issued by the Company and Silver King Communications, Inc., dated August 26, 1996.

     2. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Silver King Communications, Inc., House Acquisition Corp., and Liberty HSN, Inc.

     3. Termination Agreement, dated as of August 25, 1996, among Silver King Communications, Inc., BDTV INC, Liberty Program Investments, Inc., and Liberty HSN, Inc.

                               Page 5 of 8 pages

      4. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of the Company and Silver King Communications, Inc.

      5. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.

                               Page 6 of 8 pages

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 28, 1996


                              TELE-COMMUNICATIONS, INC.


                                   /S/  Stephen M. Brett
                              By:________________________________
                                 Name: Stephen M. Brett
                                 Title: Executive Vice President

                               Page 7 of 8 pages

                                 EXHIBIT INDEX
                                 -------------

                                                                Seq. Pg. No.
                                                                ------------
 1.  Registration Statement on Form S-4, filed by TCI/Liberty
     Holding Company on June 23, 1994, and thereafter amended
     and ordered effective June 28, 1994, under Commission File
     No. 33-54263, which is hereby incorporated by this
     reference.*

 2.  Press Release dated August 4, 1994.*

 3. Press Release issued by Liberty Media Corporation, dated November 27, 1995.*

 4. Press Release issued by Home Shopping Network, Inc., dated November 27, 1995.*

 5. Letter Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Barry Diller.

 6. Letter Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Barry
     Diller.*

 7.  Agreement and Plan of Merger, dated as of November 27,
     1995, by and among Silver Management Company, Liberty
     Program Investments, Inc. and Liberty HSN, Inc.*

 8. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

 9.  Press Release issued by the Company and Silver King
     Communications, Inc., dated August 26, 1996.

10. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Silver King Communications, Inc., House Acquisition
     Corp., and Liberty HSN, Inc.

11. Termination Agreement, dated as of August 25, 1996, among Silver King Communications, Inc., BDTV INC,
     Liberty Program Investments, Inc., and  Liberty HSN, Inc.

12. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of the Company and Silver King Communications, Inc.

13. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.


* Previously filed.

                               Page 8 of 8 pages